CONSENT OF RICK STREIFF

March 30, 2026

VIA EDGAR

United States Securities and Exchange Commission

Re:	Americas Gold and Silver Corporation (the "Company")
Annual Report on Form 40-F of the Company for the year ended December 31, 2025 (the "Form 40-F")

I, Rick Streiff hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical information (collectively the "Technical information"):

  preparation and review of the scientific or technical information contained in the Company's Management's Discussion and Analysis for the year ended December 31, 2025 (the "MD&A");
  preparation and review of the scientific or technical information contained the Company's Annual Information Form for the fiscal year ended December 31, 2025 (the "AIF");

and to references to the Technical Information or portions thereof, in the Form 40-F, the MD&A and the AIF, and to the inclusion or incorporation by reference of the information derived from the Technical Information related to me in the Form 40-F, the MD&A and the AIF. This consent extends to any amendments to the Form 40-F.

I hereby consent to the use of my name in connection with reference to my involvement in the review and approval of certain technical disclosure in the AIF and the MD&A.

I further consent to the incorporation by reference of the information derived from the Technical Report related to me into the Company's Registration Statement on F-3 (File No. 333-292931) and any amendments thereto.

/s/ Rick Streiff
Rick Streiff